Exhibit 99.1

Puhui Wealth Investment Management Co., Ltd. Announces Receipt of Nasdaq Hearings Panel’s Determination Notification

BEIJING, China, November 29, 2022 /GLOBE NEWSWIRE/ -- Puhui Wealth Investment Management Co., Ltd. (Nasdaq: PHCF) (“Puhui” or the “Company”), a China-based third-party wealth management service provider with a focus on wealth management services for high net worth (“HNW”) individuals and corporate clients, today announced that the Company had received a determination letter (the “Letter”) on November 22, 2022 from the Hearings Panel (“Panel”) of The Nasdaq Stock Market LLC (“Nasdaq”) granting the request of the Company to continue its listing on Nasdaq pursuant to an exception to the continued listing requirements, subject to the following conditions: (1) on or before December 30, 2022, the Company will demonstrate compliance with Listing Rule 5550(a)(2), and (2) on or before February 15, 2023, the Company will have filed a Form 20-F for the fiscal year ended June 30, 2022, with U.S. Securities and Exchange Commission (“SEC”). Any failure to meet the final deadlines established in this determination will result in an immediate delisting of the Company. It is a requirement during the exception period that the Company provide prompt notification of any significant events that occur during this time that may affect the Company’s compliance with Nasdaq requirements. This includes, but is not limited to, any event that may call into question the Company’s ability to meet the terms of the exception granted.

The Panel’s above determination is based on (1) certain serious difficulties, exhibited by the Company during the hearing before the Panel on November 17, 2022, in meeting the requirements of a U.S. listed Company, including but not limited to the lacking of accounting or audit personnel with sufficient experience with or familiarity with U.S. and Chinese accounting rules and the filing requirements of Nasdaq due to the resignation of the prior CFO, and the difficulties of identifying a competent CFO as a result of restrictions currently in place in China due to the ongoing COVID-19 pandemic; and (2) the work that has been undertaken by the Company to cure the deficiencies, including but not limited to obtaining the approval by the shareholders of the Company of the share consolidation through holding an extraordinary general meeting on November 15, 2022, and working with its auditors to complete the financial statements with an anticipation to file Form 20-F for the fiscal year ended June 30, 2022 by February 15, 2023.

The Company may request that the Nasdaq Listing and Hearing Review Council (“Review Council”) review this determination by paying a fee, if necessary. The Review Council may, on its own motion, review the Panel’s above determination and affirm, modify, dismiss or remand the determination to the Panel.

About Puhui Wealth Investment Management Co., Ltd.

Headquartered in Beijing, the Company, incorporated under the laws of Cayman Islands as a holding company, is a third-party wealth management service provider focusing on marketing financial products to, and managing funds for, HNW individuals and corporate clients in the People’s Republic of China (“PRC” or “China”), with the main operating activities conducted through the variable interest entity Puhui Wealth Investment Management (Beijing) Co. Ltd (“Puhui Beijing”), or the VIE, and its subsidiaries in China. More information about the Company can be found at: www.puhuiwealth.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding its continued growth, business outlook, and other similar statements are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission, including the Company’s most recently filed Annual Report on Form 20-F and its subsequent filings. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact Investor Relations:

Ascent Investor Relations LLC

Tina Xiao, President

Tel: +1 917-609-0333

Email: tina.xiao@ascent-ir.com